

Adam Hyndman · 3rd

Co-Founder at The Industry Standard Group

New York, New York, United States · Contact info

500+ connections

Message More

The Industry Standard Group

Princeton University

About

I am a Tony Award Winning Producer -Performer - Director - Activist

I have worked extensively in the arts, performing on stage and screen with roles on Broadway and television. I graduated from Princeton University with a degree in Cultural Anthropology and minors in Theatre anc ...see more

Activity

604 followers

Adam hasn't posted lately

Adam's recent posts and comments will be displayed here.

Show all activity →

Experience

Co-Founder
The Industry Standard Group
Jul 2020 - Present · 2 yrs 1 mo

Associate Producer
Octopus Theatricals, LLC
Jan 2020 - Present · 2 yrs 7 mos
New York City Metropolitan Area

Professional Actor
Actors' Equity Association
Oct 2012 - Present · 9 yrs 10 mos
New York, NY

Hadestown (On Broadway)
Once On This Island (On Broadway) ...see more

Wellness Coach and Author
Self - Employed
Mar 2016 - Present · 6 yrs 5 mos
New York, NY

"Perfectly Imperfect" - Self published inspirational guidebook available on Amazon and Kindle

Co Producer
The Inheritance (on Broadway)
Sep 2019 - Jan 2020 · 5 mos
Greater New York City Area

www.theinheritanceplay.com

Show all 6 experiences →

Education

Princeton University
Bachelor's of Arts, Anthropology and Theater (cum laude)
2008 - 2012
Activities and societies: The Ivy Club (Treasurer Emeritus), Princeton Footnotes (President Emeritus), Princeton University Players

Volunteering

Board of Directors
Broadway for Racial Justice
Jul 2020 - Present · 2 yrs 1 mo
Civil Rights and Social Action

www.bfrj.org

Crisis Counselor
The Trevor Project
Nov 2016 - Nov 2017 · 1 yr 1 mo
Social Services

www.thetrevorproject.org

Production Assistant
American Theatre Wing
Arts and Culture

Show all 5 volunteer experiences →

Skills

Fundraising

4 endorsements

Public Speaking

2 endorsements

Event Planning

2 endorsements

Show all 6 skills →

Interests

Companies | Groups | Schools

StartOut
6,765 followers

Equinox
112,245 followers

Show all 14 companies →